SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Act of 1934
(Amendment No. 5)*

AMAYA INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

02314M108

(CUSIP Number)

David Baazov
c/o
Ahaka Inc.
2000 Avenue McGill College, Suite 600
Montréal, QC, H3A 3H3
 Telephone: (514) 992-9294

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 02314M108

1	NAMES OF REPORTING PERSONS
David Baazov

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,605,839

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
5,605,839

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,605,839

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8% (1)

14	TYPE OF REPORTING PERSON (see instructions)
IN

(1)
Based on 145,772,027 common shares issued and outstanding, as reported by Amaya Inc. in its Management’s Discussion and Analysis for the three and twelve months ended December 31, 2017, as furnished to the SEC on March 22, 2017 as Exhibit 99.3 to its Form 40-F.

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D (this “Amendment No. 4”) is being filed to amend certain Items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2016 (the “Original 13D”), as amended by Amendment No. 1 to the Original 13D (“Amendment No. 1”), filed on November 14, 2016, Amendment No. 2 to the Original 13D (“Amendment No. 2”), filed on November 25, 2016, Amendment No. 3 to the Original 13D (“Amendment No. 3”), filed on December 20, 2016 and Amendment No. 4 to the Original 13D (“Amendment No. 3”), filed on March 8, 2017  (as so amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Amended 13D”).  Capitalized terms used herein but not defined herein have the respective meanings ascribed thereto in the Amended 13D.  Except as set forth below, all Items contained in the Amended 13D are unchanged.

This Amendment No. 5 is filed with respect to the common shares, no par value (“Common Shares”), of Amaya Inc., a corporation incorporated under the laws of Quebec, Canada (the “Issuer” or “Amaya”).  The principal executive offices of the Issuer are located at 7600 TransCanada Highway, Pointe-Claire, Québec H9R 1C8, Canada and the Corporation’s telephone number is +1 (514) 744-3122.

Item 2.	Identity and Background

(b) The Reporting Persons’ residence address is c/o Ahaka Inc., 2000 Avenue McGill College, Suite 600.

(c) The Reporting Person’s principal occupation is as a private investor.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

The Acquiror disposed of 2,700,000 Common Shares on March 29, 2017 at an average price of $22.00 CDN per share and 9,300,000 Common Shares on March 30, 2017 at an average price of $22.40 CDN per share for a total amount of $267,720,000 CDN.  The Acquiror continues to own 5,605,839 Common Shares for investment purposes. On March 30, 2017, the Acquiror ceased to be the beneficial owner of more than five percent (5%) of the Shares of the Company and therefore, the Acquiror will cease to report his equity holdings in the Company going forward. The Acquiror may, from time to time, dispose of some or all of the existing securities he owns or will own, or may continue to own his current position depending on market and other conditions and regulatory restrictions or requirements, including, without limitation, through open market transactions, treasury issuances, private agreements or otherwise for investment purposes.

Item 5.	Interest in Securities of the Issuer

Name and Title of Beneficial Owner	Number of Outstanding Common Shares Beneficially Owned	Percentage of Outstanding Common Shares(1)
David Baazov	5,605,839	3.8%

____________________
(1)
Based on 145,772,027 common shares issued and outstanding, as reported by Amaya Inc. in its Management’s Discussion and Analysis for the three and twelve months ended December 31, 2017, as furnished to the SEC on March 22, 2017 as Exhibit 99.3 to its Form 40-F.

The Reporting Person’s responses to cover page Items 7 through 10 of this Amendment No. 4, including the footnotes thereto, are incorporated by reference in this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Materials to be Filed as Exhibits

Not applicable.

Exhibit Number	Exhibit Name
99.1	News Release

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2017	By:	/s/ David Baazov
David Baazov